AMENDMENT TO PLACEMENT AGENT FEE AGREEMENT

TPT Global Tech, Inc. ("TPT") and CIM Securities, LLC, ("Placement Agent"), pursuant to Section 20 of the Placement Agent Fee Agreement (the "Agreement") between TPT and the Placement Agent and dated November 11, 2020 hereby amend certain provisions of the Agreement as herein specified.

1. **Term**: The engagement of Placement Agent by TPT under Section I of the Agreement is extended to January l, 2022.

2. **Expense Allowance:** Section 3 of the Agreement is amended to read:

> Expense Allowance. TPT shall pay to CIM, as a non-accountable expense allowance, an amount equal to two per cent (2%) of the gross proceeds received by TPT from subscriptions solicited by CIM or by a broker dealer engaged by CIM to act as a subagent. The expenses and services shall be those as described in the Placement Agent Agreement. Such shall be paid from the proceeds of the closing of such subscriptions.

3. **Warrants:** Section 4 of the Agreement is amended to read:

> Warrants. Upon conclusion of the offering, TPT shall issue to CIM or its Sub-Agent Broker Dealers, or its designees, warrants to purchase a number of the Series D Preferred Shares in an amount equal to ten percent (10%) of the number of Series D Preferred Shares issued in the offering which CIM or its subagent solicited the subscription for. The exercise price for such warrants shall be six dollars (being 120% of the offering price of the Series D Preferred Shares). The Warrants shall not be exercisable until 180 days after the issuance of the Warrants and will cease to be exercisable four years following the commencement of the offering. Warrant form is attached and made a part hereof by this reference. Warrants may be assigned to Sub Agents by placement Agent.
>
> Registration Rights.
>
> The Holder shall have the right to have such Common Shares as may be issued or issuable in conversion of the Series D Preferred Stock included in any Registration of Common Stock of the Company, upon demand ("Piggyback Rights"). Holder shall be given written notice in advance of the filing of any Registration Statement for the Common Shares.

4. **Payments to CIM:** Section 5 of the Agreement is removed and shall have no force and effect.

5. **Continued Effectiveness**: Except as modified by this Amendment, the Agreement remains in full force and effect.

6. **Effective Date:** This Amendment is effective as of June 30, 2021.

IN WITNESS WHEREOF, intending to be legally bound, the parties have executed this Amendment in one or more counterparts and authorize electronic transmission of such counterparts.

TPT GLOBAL TECH, INC.

DocuSigned by:

By: Stephen Thomas

Its:

CA13103E44A247C...

CIM SECURITIES, LLC

By: Jim Holt

Its: President